SECURITIES A... EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meyers Associates, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway 2nd Floor
(No. and Street)

New York	NY	10006-3007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce M. Meyers (212) 9742-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountants
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Bruce Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meyers Associates, LP, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

VICTOR PUZIO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 29 2007

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Meyers Associates, LP

Statement of Financial Condition
Year Ended December 31, 2005

Contents

December 31, 2005

Weiser LLP
Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Partners of
Meyers Associates, L.P.

We have audited the accompanying statement of financial condition of Meyers Associates, LP as of December 31, 2005, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 6, the Partnership is a defendant in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. These actions seek compensatory damages of approximately $658,000 for which the partnership has a general reserve of $447,000. Punitive damages may also be assessed.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Meyers Associates, LP as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 17, 2006

Meyers Associates, LP
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$ 3,095
Deposit held as collateral with clearing broker	253,683
Due from clearing broker	742,800
Securities owned, at market	158,100
Advances to employees	787,222
Commissions receivable	52,715
Furniture and equipment, net of $25,093 accumulated depreciation	32,533
Security deposits	212,427
	$ 2,242,575

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Commissions payable	$ 338,500
Accrued expenses and other liabilities	667,585
Total liabilities	1,006,085
Commitments and contingencies	
Partners' capital	1,236,490
	$ 2,242,575

The accompanying notes are an integral part of these financial statements.

1. Summary of Business and Significant Accounting Policies

Business
Meyers Associates, LP ("Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

The Partnership has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Securities Transactions
Securities transactions are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet repurchased at the close of business.

Securities not readily marketable are normally recorded at cost unless there has been a significant change in current operating performance. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Partnership.

Income Taxes
The Partnership is a limited partnership and is not subject to Federal and State income taxes as a separate entity. Each partner is individually required to report their respective shares of partnership income (loss) in their individual income tax returns.

Cash Equivalents
The Partnership considers cash equivalents as highly liquid investments purchased with original maturities of three months or less, and consist primarily of money market funds.

The Partnership maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Advances to Employees
The Partnership has made certain employee advances with no terms for repayment.

Furniture and Equipment
Furniture and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives.

Use of Estimates
The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Clearing Agreement

The Partnership has an agreement with a brokerage clearing firm to carry its account and the accounts of its customers' accounts. The Broker has custody of the Partnership's securities and, from time to time, cash balances which may be due from this broker.

These securities and cash positions serve as collateral for any amounts due to the Broker or for securities sold short or purchased on margin as well as collateral against losses due to nonperformance.

Pursuant to the agreement, the Partnership is required to have cash or security deposits aggregating $250,000. At December 31, 2005, deposits held as collateral amounted to $253,683.

3. Profit Sharing Plan

The Partnership has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. There are no matching contributions by the Partnership.

4. Regulatory Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Partnership had regulatory net capital of $169,874 and a minimum regulatory net capital requirement of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 5.92 to 1.

5. Commitment and Contingencies

Litigation

The Partnership is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. These actions, including certain arbitrations, seek compensatory damages of approximately $658,000. Punitive damages may also be assessed. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously. As of December 31, 2005, the Partnership has a reserve of approximately $447,000 for the aforementioned actions and arbitrations. This liability is included in accrued expenses.

As of December 31, 2005, there were two cases pending a settlement. In the first case against the Partnership, the claimant seeks compensatory damages in the amount of $180,000. The Partnership tried to settle but failed. A motion to enforce the settlement agreement has been filed by the Partnership to the arbitration panel. The claimant has filed a cross-motion to relist the case for a hearing. No decision has been rendered on this motion.

In another case, a Statement of Claim dated June 17, 2003 was filed against the Partnership in an arbitration proceeding before the National Association of Securities Dealers ("NASD") Dispute Resolution office alleging various causes of action regarding the handling of a claimant's account, seeking $717,803 in compensatory damages and additional punitive damages. In February 2006, pursuant to a NASD mediation, the claimant made an offer to settle this matter for a total of $140,000. The Partnership has not yet settled. In the event that it proceeds to a hearing, there cannot be any predictions as to the outcome.

Customer Transactions

In the normal course of business, the Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Leases

The Partnership leases office spaces in New York, Florida and Arizona under noncancellable lease agreements expiring on various dates from 2006 to 2015. The lease agreements contain escalation provisions. Net approximate minimum rental payments attributable to operating lease agreements are:

Year Ending December 31	Minimum Rental Payments
2006	$ 417,000
2007	376,000
2008	369,000
2009	377,000
2010	377,000
Thereafter	2,007,000
	$ 3,923,000

6. Furniture and Equipment

Furniture and equipment at December 31, 2005 consisted of:

		Estimated Useful Lives
Furniture	$ 1,132	5 years
Equipment	56,494	3-5 years
	57,626	
Less: Accumulated depreciation	25,093	
	$ 32,533	